Filed pursuant to 424(b)(3)
Registration No. 333-139504

SUPPLEMENT NO. 31

DATED OCTOBER 15, 2008

TO THE PROSPECTUS DATED AUGUST 1, 2007

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 31 supplements our prospectus dated August 1, 2007, as previously supplemented by Supplement No. 29 dated August 22, 2008 and Supplement No. 30 dated September 17, 2008.  Supplement No. 29 superseded and replaced all prior supplements to the prospectus dated August 1, 2007.  You should read this Supplement No. 31 together with Supplement No. 29, Supplement 30 and our prospectus dated August 1, 2007, as supplemented.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections captioned “Business and Policies”, “Description of Real Estate Assets” and “Plan of Distribution” as described below.  Unless otherwise defined in this Supplement No. 31, capitalized terms used in this Supplement No. 31 have the same meanings as set forth in the prospectus.

Business and Policies

Our Investment and Lending Relationships

This section updates the discussion contained in our prospectus under the heading “Business and Policies – Our Investment and Lending Relationships,” which begins on page 143 of the prospectus.

Investments in Commercial Mortgage-Backed Securities.  Our board of directors has authorized us to invest up to $100 million in commercial mortgage-backed securities, or “CMBS.” On October 7, 2008, we acquired a pool of CMBS with a face value of approximately $20 million for $14.2 million or a 29% discount from face value. The securities in this pool of CMBS consist of class A-J bonds, which accrue interest at a coupon rate of 8.56% per annum, have a weighted average life of nine years and are currently generating a net yield of 11.4% after fees.  This pool was underwritten by Morgan Stanley and is rated AAA by Standard & Poor’s and Fitch which ratings were reiterated yesterday, respectively.

Centro Retail Portfolio.   On September 30, 2008, we, through a wholly owned subsidiary, Inland American Finance Portfolio I, LLC, purchased a $140.8 million “B” note from JP Morgan Commercial Investment Corp., referred to herein as “JP Morgan” secured by properties known as the Centro Retail Portfolio for $130.6 million. The Centro Retail Portfolio consists of twenty-five shopping centers located throughout thirteen states, and aggregating to approximately 4.47 million square feet. The B note bears interest at a rate equal to the 30 day LIBOR plus 5.40%, equal to 9.326% as of September 30, 2008. The loan matures on October 9, 2009, but may be extended for one additional year by Centro subject to certain loan covenants and conditions. The “B” note is subordinate to a $283.2 million senior participation interest currently held by JP Morgan.  We paid for our investment in the B note in part with the proceeds of a $65.3 million loan funded by JP Morgan.  The loan bears interest at an annual rate of 30 day LIBOR plus 1.25%, equal to 5.17625% as of September 30, 2008. The loan matures on October 9, 2009 and we have a one year extension option to renew. The loan is secured by an assignment of our rights in the B note and the rights under the collateral securing the B note and is guaranteed by us at the parent level.

Description of Real Estate Assets

This section supplements the discussion contained in our prospectus under the heading “Description of Real Estate Assets,” which begins on page 151 of the prospectus.

Impact of Hurricane Ike on Our Real Estate Assets.  We are still finalizing our assessment of the damage caused to our portfolio of properties located in and around Houston, Texas, by Hurricane Ike. Based on our preliminary assessments, we have not experienced significant damage, with the majority of property damages in the areas of non-structural roof, siding, signage and landscaping, as well as power outages.  While we do not believe that the reported damages will have a material adverse effect on our financial condition or ability to pay distributions, we will continue to assess the impact of the hurricane, and damages to our portfolio may be greater than expected.

Hudson Correctional Facility.  On September 24, 2008, Inland Public Properties Development, Inc., our wholly owned subsidiary, referred to herein as Inland Public Properties, entered into a transaction in which Inland Public Properties will develop, own and lease a 1,250 bed correctional facility, located in Hudson, Colorado to be used by the State of Colorado. Inland Public Properties worked closely with the Colorado General Assembly in approving the facility for the Department of Corrections. The site includes approximately fifty acres of undeveloped land which Inland Public Properties acquired in the transaction for approximately $777,000. The total budget to develop the facility is approximately $100 million. The Cornell Companies, herein referred to as Cornell, an unaffiliated third party, has executed a ten year triple net lease with Inland Public Properties, Inc. Cornell will operate the facility under a service contract with the State of Colorado Department of Corrections. The expected placed in-service date of the facility is November 1, 2009.

Hyatt Regency Orange County.  On October 1, 2008, we purchased approximately $112 million in cash, the Hyatt Regency Orange County lodging facility located in Garden Grove, California, near the Anaheim Convention Center and Disneyland. The facility is situated on 13 acres and consists of 654 guest rooms and approximately 65,000 square feet of meeting space.

Financing Transactions

    The following table summarizes recent financings that we or our subsidiaries have obtained that are secured by first priority mortgages on our properties:

Property	Date of Financing	Approximate Amount of Loan ($)	Interest Per Annum	Maturity Date
Hampton Inn Baltimore - Inner Harbor	08/01/2008	13,700,000	5.750%	08/01/2013
Hampton Inn – Raleigh –Cary (2)	09/30/2008	7,024,000	(3)	09/30/2013
Hampton Inn University Place Charlotte (2)	09/30/2008	8,164,000	(3)	09/30/2013
Hilton Garden Inn Albany Airport (1)	09/30/2008	12,050,000	(3)	09/30/2013
Townplace Suites Northwest Austin (2)	09/30/2008	7,082,000	(3)	09/30/2013
Hilton Garden Inn Chelsea (1)	09/30/2008	30,250,000	(3)	09/30/2013
95th & Cicero Oak Lawn	10/14/2008	8,948,614	6.03%	11/01/2013

(1)

The loans on these two properties are cross-collateralized with each other.

(2)

The loans on these three properties are cross-collateralized with each other.

(3)

These loans are interest only at an interest rate based on a 30 day LIBOR plus 2.50% which is equal to 6.426% as of September 30, 2008.

Plan of Distribution

The following information is inserted at the end of the “Plan of Distribution” section on page 251 of our prospectus.

The following table provides information regarding shares sold in both our initial offering and our current follow-on offering as of October 13, 2008.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the initial offering:	469,598,762	4,695,987,620	493,078,705	4,202,908,915

Shares sold in the follow-on offering:	256,912,201	2,569,122,010	269,757,811	2,299,364,199

Shares sold pursuant to our distribution reinvestment plan in the initial offering:	9,720,991	92,349,415	-	92,349,415

Shares sold pursuant to our distribution reinvestment plan in the follow-on offering:	26,836,207	254,943,967	-	254,943,967

Shares repurchased pursuant to our share repurchase program:	(5,529,052)	(51,346,894)	-	(51,346,894)

	757,559,109	7,561,256,118	762,836,516	6,798,419,602

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of these offerings and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.